

June 25, 2013

Via E-mail
Mr. Robert G. O'Brien
Executive Vice President and Chief Financial Officer
Forest City Enterprises, Inc.
50 Public Square
Suite 1100
Cleveland, OH 44113

> **Re: Forest City Enterprises, Inc.**
> **Form 10-K for fiscal year ended January 31, 2013**
> **Filed on March 27, 2013**
> **File No. 001-04372**

Dear Mr. O'Brien:

We have reviewed your response dated June 14, 2013 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 47

Commercial Net Operating Income, page 57

1.   We note your response to our prior comment two and your revised disclosure. Please tell us and disclose in future filings the nature of the items you have deemed to be non-recurring income and expense items at the property level and have recorded as non-comparable NOI.

Consolidated Statements of Operations, page 83

2.   We note your response to our prior comment four. In future filings, please disclose on the Consolidated Statements of Operations that the line items related to your equity method investments and earnings from continuing operations attributable to noncontrolling interests are gross of income tax expense.

Form 10-K/A for the fiscal year ended January 31, 2013

Exhibit 99.2

Financial Statements

Notes to Consolidated Financial Statements, page 7

B. Deconsolidation (unaudited), page 10

3.   We note your response to our prior comment 11. When these financial statements are provided in future filings, please clearly mark the items as either audited or unaudited, as appropriate.

        You may contact Peter McPhun, Staff Accountant, at 202-551-3581, Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

                                                Sincerely,

                                                /s/ Kevin Woody

                                                Kevin Woody
                                                Branch Chief